EXHIBIT 99.1

Lombard Medical to Host VEITHsymposium(TM) Investor/Analyst Technology Workshop; Present at Upcoming Investor Conferences

IRVINE, Calif., Nov. 10, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that management will host a technology workshop for investors and analysts at its VEITH Innovation Center at the New York Hilton-Midtown on November 17, 2015, from 3:00 p.m. and 5:00 p.m. ET.

In addition, management is scheduled to attend the following upcoming investor conferences in New York City:

  The Barclays MedTech SMID Cap Day on November 16, 2015.
  The Stifel Healthcare Conference on November 18, 2015 (group presentation: 8:00 a.m. ET).
  The Canaccord Genuity Medical Technology & Diagnostics Forum on November 19, 2015 (group presentation: 11:00 a.m. ET).

A live audio webcast of the group presentations at the Stifel and Canaccord Genuity conferences will be available on the Events and Presentations page of the Investors section of Lombard Medical's website at www.lombardmedical.com. The Barclays conference is 1x1 meetings only with no webcasting available.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597
         sjheins@purecommunicationsinc.com